UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Natural Foods, Inc.

File No. 001-15723 - CF#28506

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       United Natural Foods, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 31, 2012.

       Based on representations by United Natural Foods, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through May 24, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Mara L. Ransom
          Assistant Director